ADITYA BIRLA GROUP

RECEIVED

2007 MAY 29 A 9:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: AM:PVK:4325: 2007 | *Date:- 15th May, 2007*

Securities and Exchange Commission [redacted]
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

07023859

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Please find enclosed herewith a Copy of the Press Release issued by the Company in connection with completion of acquisiton of Novelis Inc., a Company based in Canada.

Thanking you,

Yours faithfully,
For Hindalco Industries Ltd

Anil Malik
General Manager &
Company Secretary

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

dlw 5/29

Encl;- as above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

News Release

Novelis

For Immediate Release

Hindalco Industries Completes Acquisition of Novelis Inc.

ATLANTA, May 15, 2007 – Novelis Inc. announced today the completion of its acquisition by Hindalco Industries Limited (BSE: HINDALCO). The transaction makes Hindalco, with Novelis, the world's largest aluminum rolled products company and one of the largest producers of primary aluminum in Asia, as well as being India's leading copper producer. Novelis will operate as a subsidiary of Hindalco.

Hindalco entered into an agreement with Novelis, dated February 10, 2007, to acquire the company in an all-cash transaction which values Novelis at approximately US$6.0 billion, including debt. Under the terms of the agreement, Novelis shareholders will receive US$44.93 in cash for each outstanding common share. Novelis shareholders approved the transaction at a special meeting on May 10.

Based in Mumbai, India, Hindalco is the flagship company of the Aditya Birla Group, a multinational conglomerate with annual revenue of US$14 billion and a market capitalization in excess of US$23 billion.

"We are very pleased to complete this transaction with Hindalco," said Novelis' chief operating officer, Martha Brooks. "The arrangement has created significant value for Novelis shareholders while at the same time providing new opportunities for the future of the combined company. With the support of Hindalco and the Aditya Birla Group, we will be able to accelerate the Novelis business strategy, leveraging our world-class assets for the production of premium aluminum products."

Kumar Mangalam Birla, chairman of Hindalco, said, "We look upon the aluminum business as a core business that has enormous growth potential in revenues and earnings. Our vision is to be a premium metals major, global in size and reach with a passion for excellence. The acquisition of Novelis is a step in this direction."

"The combination of Hindalco and Novelis establishes an integrated producer with low-cost alumina and aluminum facilities combined with high-end rolling capabilities and a global footprint," added Mr. Birla. "The complementary assets and expertise of the team provides a strong platform for growth and success."

Welcoming the men and women of Novelis into Hindalco and the Aditya Birla Group, Debnarayan Bhattacharya, managing director of Hindalco and director of Aditya Birla Management Corporation Ltd., said, "Novelis makes a perfect fit for Hindalco. There are enormous geographical market and product synergies. Novelis is the global leader in value-added, high-end aluminum rolled products and aluminum can recycling. Hindalco is consistently increasing its share of value-added products, which today stand at nearly 60 percent. The Novelis acquisition gives it an instant leg-up with its technologically sophisticated rolled aluminum products capability, along with its scale and global footprint."

The transaction was accomplished by way of a statutory plan of arrangement under Canadian law. Hindalco, through its wholly-owned subsidiary AV Metals Inc., acquired 75,415,536 common shares of Novelis, representing 100 percent of the issued and outstanding common shares. Immediately after closing, AV Metals Inc. transferred the common shares of Novelis to its wholly-owned subsidiary AV Aluminum Inc.

Novelis' stock has ceased trading on the New York Stock Exchange. De-listing on the New York Stock Exchange and the Toronto Stock Exchange is expected to occur shortly.

About Novelis
Novelis, a subsidiary of Hindalco Industries Limited, is the global leader in aluminum rolled products and aluminum can recycling. The Company operates in 11 countries, has approximately 12,900 employees, and reported revenue of $9.8 billion in 2006. Novelis offers the capability to provide its customers with a regional supply of technologically sophisticated rolled aluminum products throughout Asia, Europe, North America and South America. Through its advanced production capabilities, the Company supplies aluminum sheet and foil to the automotive and transportation, beverage and food packaging, construction and industrial, and printing markets. Visit www.novelis.com.

About Hindalco
Hindalco Industries Limited is Asia's largest integrated primary producer of aluminum and a leading integrated producer of copper. Based in Mumbai, India, Hindalco recorded revenues of approximately US$4.3 billion for the fiscal year ended March 31, 2007. Hindalco's integrated operations and operating efficiency have positioned the company among the most cost-efficient aluminum producers globally. Hindalco's stock is publicly traded on the Bombay Stock Exchange, the National Stock Exchange of India Limited and the Luxembourg Stock Exchange. Visit www.hindalco.com.

Statements made in this news release which describe Novelis' intentions, expectations or predictions may be forward-looking statements within the meaning of securities laws. Examples of forward-looking statements in this news release include those related to Novelis' ability to accelerate its business strategy and to achieve growth and success. Novelis cautions that, by their nature, forward-looking statements involve risk and uncertainty. We do not intend, and we disclaim any obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise. Important risk factors which could impact Novelis are included under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC, and are specifically incorporated by reference into this news release.

###

Novelis Media Contact:
Charles Belbin
+1 404 814 4260
charles.belbin@novelis.com

Novelis Investor Contact:
Eric Harris
+1 404 814 4304
eric.harris@novelis.com

Hindalco Media Contact:
Dr. Pragnya Ram
+91 22 6652 5160 (office)
+91 98 2102 4395 (mobile)
pragnyaram@adityabirla.com

END